FORM 8-A

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                 WAUSAU-MOSINEE PAPER CORPORATION
      (Exact name of registrant as specified in its charter)


                WISCONSIN                     39-0690900
        (State of incorporation            (I.R.S. Employer
             or organization)             Identification No.)


                      1244 KRONENWETTER DRIVE
                   MOSINEE, WISCONSIN 54455-9099
              (Address of principal executive office)


 Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED

          COMMON STOCK, NO PAR VALUE    NEW YORK STOCK EXCHANGE


 If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

 If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

 Securities Act registration statement file number to which this form relates: NONE

 Securities to be registered pursuant to Section 12(g) of the Act:

                               NONE

 ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

 COMMON STOCK, NO PAR VALUE

     THE FOLLOWING DESCRIPTION OF THE COMMON STOCK OF WAUSAU-MOSINEE PAPER CORPORATION (THE "COMPANY") DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION, AS AMENDED (THE "ARTICLES"), THE COMPANY'S BYLAWS, AS AMENDED (THE "BYLAWS"), AND THE WISCONSIN BUSINESS CORPORATION LAW ("WBCL").

     The capital stock of the Company to be registered on the New York Stock Exchange, Inc. is its common stock, no par value (the "Common Stock"). The Company is authorized to issue 100 million shares of Common Stock.

 VOTING RIGHTS

     Each holder of Common Stock is entitled to one vote for each share held of record on the stock transfer books of the Company on each matter to be voted upon at any annual or special meeting of the shareholders of the Company except the voting power of shares held by any person in excess of 20% of the shares outstanding is limited to one-tenth of the full voting power of such excess shares under the provisions of section
 180.1150 of the WBCL.

 Except as described under "Restrictions on Business Combinations and Other Transactions," each share of Common Stock is entitled to one vote on any matter presented for approval at any meeting of shareholders. The WBCL, as applied to the Company, generally requires shareholder approval of amendments to the articles of incorporation, certain mergers, consolidations, and dissolutions, or sale of substantially all of a corporation's assets by the affirmative vote of two-thirds of each class of outstanding shares entitled to vote thereon. Adoption of any amendment to the Company's Articles or Bylaws that would be inconsistent with current provisions that (1) provide for a staggered board of directors and the filling of any vacancies or removal of directors, (2) require that certain "fair price" provisions be satisfied in connection with certain mergers, acquisitions, and other transactions involving an Interested Shareholder (as defined under "Restrictions on Business Combinations and Other Transactions"), or (3) provide that specified procedural requirements be met in connection with certain mergers, consolidations and other transactions, must be approved by a specified vote in excess of two-thirds of the shares entitled to be cast on such amendments (see "Restrictions on Business Combinations and Other Transactions").

 DIVIDENDS

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor.

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 LIQUIDATION PREFERENCE

     Upon liquidation of the Company, holders of Common Stock are entitled to receive the net assets of the Company after satisfaction of the prior rights of any creditors of the Company and the holders of any class of preferred stock which may then have been issued and outstanding. The Common Stock has no preferential liquidation rights.

 MISCELLANEOUS

     The Common Stock is not convertible and carries no preemptive rights. The Common Stock is nonassessable except as provided in section 180.0622(2)(b) of the WBCL (which has been judicially interpreted to provide that shareholders may be held liable for claims of employees for wages for up to six months' service, but not in excess of the amount of the consideration paid for the shares).

 ELECTION OF DIRECTORS AND OTHER BUSINESS

     The Articles provide that the number of directors shall be determined by the Board pursuant to the Bylaws, but that there shall be not less than three nor more than nine directors. The Board is divided into three classes, with each class comprised of approximately one-third of the Board and one such class elected each year to serve for a period of three years. The staggered terms of the classes of directors may have the effect of discouraging a hostile acquiror from seeking to gain control of the Board through a proxy fight for Board control, which could not be accomplished in any given year.

     The Bylaws require that not less than 60 days' nor more than 90 days' notice be given to the Company of any intention to nominate a candidate for director or to propose business from the floor at any annual or special meeting of shareholders.

 RESTRICTIONS ON BUSINESS COMBINATIONS AND OTHER TRANSACTIONS

     GENERAL. The Articles contain certain provisions which are designed to discourage a multi-step attempt to take over the Company or one that is opposed by the Board, to assure that no sudden or surprise change in a majority of the Board can occur, and to assure that the Board could continue to carry on the business and affairs of the Company under the circumstances of a takeover attempt which is opposed by the Board. These provisions are in addition to the provisions for a staggered board of directors described under "Election of Directors and Other Business." These provisions may have the effect of discouraging a hostile takeover attempt of the Company.

     "FAIR PRICE" PROVISIONs. As used throughout this discussion of the "fair price" provisions of the Articles, the term "Interested Shareholder" means any holder of more than 10% of the Voting Stock and includes all persons, corporations and other entities affiliated, associated, or acting with the Interested Shareholder or an affiliate or an associate thereof. The term "Voting Stock" means the outstanding capital stock of the corporation generally entitled to vote in the election of directors; currently, the Common Stock. The term

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 "Independent Shareholder" means any shareholder who is not the
 Interested Shareholder who is seeking to acquire control of the Company or who otherwise proposes a Business Combination, or an affiliate or an associate of, or a person acting in conjunction with, such Interested

 Shareholder, or an affiliate or associate thereof. The term "Business Combination" means any merger, consolidation or similar transaction which is specified in the fair price provisions. The term "Continuing Director" means a member of the Board who (1) is unaffiliated with the Interested Shareholder who is seeking to effect a Business Combination and who was a member of the Board prior to the time that such Interested Shareholder became an Interested Shareholder and (2) any successor to a Continuing Director if that person is unaffiliated with an Interested Shareholder and was recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

     Under the Articles, as a condition for any Business Combination involving the Company and any Interested Shareholder, certain minimum price and procedural requirements must be met or, in the alternative, either (1) two-thirds of the Voting Stock held by Independent Shareholders must be voted to approve such transaction, or (2) a majority of the Continuing Directors shall have approved a memorandum of understanding with such Interested Shareholder with respect to and substantially consistent with such Business Combination. These provisions make it more difficult for an Interested Shareholder to effect a takeover of the Company even if a majority of the Voting Stock favors such a takeover.

     In a Business Combination in which cash or other consideration is paid to the Company's shareholders, the fair price provisions of the Articles require that the consideration be either cash or the same type of consideration previously paid by the Interested Shareholder for shares of such class of Voting Stock. In the case of payments to holders of the Common Stock, the fair market value (as calculated in accordance with the fair price provisions) per share of such payments would have to be at least equal in value to the highest of (1) the highest per share price paid by the Interested Shareholder in acquiring any shares of the Common Stock during the two years prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which the Interested Shareholder became an Interested Shareholder (whichever is higher), (2) the fair market value per share of the Common Stock on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher, or (3) a price equal to the fair market value per share calculated pursuant to clause (2), above, multiplied by the ratio of (a) the highest per share price the Interested Shareholder has paid in acquiring any shares of Common Stock during the two-year period immediately prior to the Announcement Date to (b) the fair market value per share of the Common Stock on the first date during such period that the Interested Shareholder acquired any shares of Common Stock.

     In addition to the fair price provisions, unless the Business Combination was approved by a majority of the Continuing Directors, as described above, or the Business Combination received the approval of at least two-thirds of the shares of Voting Stock held by Independent Shareholders, all of the following conditions must be met if the Business Combination is to be consummated: (1) the Company shall not, after the Interested Shareholder became an Interested Shareholder and prior to the consummation of such Business Combination, fail to pay full quarterly dividends on any preferred stock which is then outstanding; fail to increase the annual rate of dividends paid on the

 Common Stock as necessary to reflect any reclassification, recapitalization or reorganization which reduces the number of outstanding shares of Common Stock; or reduce the annual rate of dividends paid on the Common Stock, unless such failure or reduction was approved by the members of the Board who constitute a majority of the Continuing Directors, (2) such Interested Shareholder shall not have acquired, directly from the Company or otherwise, any additional shares of Voting Stock in any transaction subsequent to the transaction pursuant to which it became an Interested Shareholder, (3) the Interested Shareholder shall not have received, at any time after it became an Interested Shareholder, whether in anticipation of or in connection with the proposed Business Combination or otherwise, the benefit of any loans or other financial assistance or tax advantages provided by the Company (other than proportionately as a shareholder), and (4) a proxy or information statement disclosing the terms and conditions of the proposed Business Combination and setting forth the information specified by the proxy rules promulgated under the Exchange Act shall be mailed to all shareholders of the Company by the Interested Shareholder at least 30 days prior to the consummation of a Business Combination.

     Amendment of the "fair price" provisions of the Articles requires the approval of four-fifths of all classes of stock entitled to vote in the election of directors voting as one class.

     "SUPERMAJORITY VOTE" PROVISION. If a Restricted Shareholder seeks to effect a merger or consolidation with or into any other corporation, or cause the disposition of a substantial part of the assets of the Company, the transaction must be approved by the affirmative vote of four-fifths of the shares entitled to vote in the election of directors unless the transaction has been approved by a resolution of a majority of the members of the Board who had been elected and were serving as Board members prior to the date in which such person became a Restricted Shareholder. For purposes of this provision, a "Restricted Shareholder" is any person who beneficially owns, directly, or through one or more other persons, corporations and other entities affiliated or associated with the person seeking to effect the transactions, 10% or more of all shares entitled to vote on such transactions. The "supermajority vote" provisions of the Articles may only be amended or repealed by the vote of four-fifths of all classes of stock entitled to vote in the election of directors voting as one class.

     PREFERRED SHARES. The Articles also authorize the Company to issue 500,000 shares of preferred stock, $1.00 per share, par value. The authority of the Board to determine the designation, preferences and certain rights (including voting rights and rights of conversion) of the preferred shares authorized by the Articles means that such preferred stock could be used to create impediments to persons seeking to gain control of or to effect a merger, consolidation or other similar transactions with the Company. Preferred shares issued would be considered as additional "Voting Stock" (with voting rights as designated by the Board at the time the series was authorized and issued) and would not vote by class on any proposed Business Combination for purposes of the "fair price" provisions of the Articles.

     WBCL. The WBCL also provides various limitations on voting power and other actions in connection with certain business combinations, including the sale of substantially all of the assets of the Company or a liquidation of the Company. Under the WBCL, in discharging their duties to the Company and in determining what they believe to be in the best interests of the Company, directors and officers may, in addition to considering the effect of any action on the Company's shareholders, consider the effects of the action of employees, suppliers, customers, the communities in which the Company operates and any other factors that the directors and officers deem pertinent.


 ITEM 2.  EXHIBITS

     None.

                          SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities
 Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WAUSAU-MOSINEE PAPER CORPORATION



                                   By:  GARY P. PETERSON
                                        Gary P. Peterson
                                        Senior Vice President-Finance,
                                        Secretary and Treasurer

                                        (On behalf of the Registrant and as
                                        Principal Financial Officer)


 March 3, 1998

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